Filed Pursuant to Rule 433

Registration No. 333-178979

FOR IMMEDIATE RELEASE

For more information please contact:

Ministry of Finance and Planning The Government of Jamaica	Clarendon Alumina Production Limited

Pamella Mclaren	Winston Hayden
Senior Director, Debt Management Branch	Managing Director
Tel: +1 876 932 5400	Phone: +1 876 927 2732
E-mail: pamella.mclaren@mof.gov.jm	E-mail: whayden.capltd@gmail.com

Dian Black, Director Portfolio Management, Debt Management Branch Tel: +1 876 932 5402 E-mail: dian.black@mof.gov.jm

Janet Wallace
Manager, External Markets, Debt Management Branch
Phone : +1 876 932 5431
E-mail: janet.wallace@mof.gov.jm

The Government of Jamaica (“Jamaica”) and

Clarendon Alumina Production Limited (“CAP”)

announce the expiration of, and results for, Jamaica’s Exchange Offer for

CAP’s 8.50% Amortizing Notes due 2021 and CAP’s Consent Solicitation

KINGSTON, August 29, 2013 – The Government of Jamaica (“Jamaica”) announced today the expiration of its offer to exchange (the “Exchange Offer”) with Eligible Holders (as defined below) outstanding 8.50% amortizing notes due 2021 issued by Clarendon Alumina Production Limited (“CAP”) and guaranteed by Jamaica (the “CAP Notes”) (ISIN: US180351AA60 and USP28148AA54; CUSIP: 180351AA6 and P28148AA5) for 8.50% amortizing notes due 2021 (the “2021 Jamaica Notes”) issued by Jamaica. CAP announced today the expiration of its solicitation (the “Consent Solicitation”) of consents (the “Consents”) to amend certain provisions (the “Proposed Amendments”) of the fiscal agency agreement under which the CAP Notes were issued (the “CAP Fiscal Agency Agreement”). The Exchange Offer and Consent Solicitation expired at 11:59 p.m. New York City time, on August 28, 2013 (such date and time, the “Expiration Date”).

The Consents delivered in the Consent Solicitation are in excess of the majority required for the approval of the Proposed Amendments. CAP expects that a supplemental fiscal agency agreement to implement the Proposed Amendments will be executed on the Settlement Date. The Proposed Amendments will have the effect of eliminating certain covenants, change of control restrictions and events of default contained in the CAP Fiscal Agency Agreement that afford protection to the holders of the CAP Notes. The Proposed Amendments will be effective upon execution of the supplemental fiscal agency agreement.

The Exchange Offer and the Consent Solicitation have been carried out in connection with an alumina sales agreement that was entered into between CAP and Noble Resources Ltd. (“Noble”) on June 17, 2013 (the “Alumina Sales Agreement”), pursuant to which CAP will provide and perfect a security interest for the benefit of Noble over the approximately 45% interest it holds as a co-tenant in common in the assets of Jamalco, a joint venture with Alcoa Minerals of Jamaica, an indirect subsidiary of Alcoa Inc. This security interest is expected to be granted after the Settlement Date (as defined below).

As of the Expiration Date, US$161,904,761 aggregate principal amount of CAP Notes, representing 100% of the outstanding aggregate principal amount of the CAP Notes, had been validly tendered (and not validly withdrawn) prior to the Expiration Date in the Exchange Offer, and related Consents had been validly delivered (and not validly withdrawn) prior to the Expiration Date in the Consent Solicitation by CAP.

Jamaica announced that, pursuant to the Exchange Offer, it has accepted an aggregate principal amount of US$161,904,761 of the CAP Notes pursuant to the terms of the Exchange Offer, which represents 100% of the outstanding aggregate principal amount of the CAP Notes. Jamaica expects it will issue an aggregate principal amount of US$$161,904,731 of 2021 Jamaica Notes on or about September 3, 2013 (the “Settlement Date”).

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any 2021 Jamaica Notes or CAP Notes. The Exchange Offer and the Consent Solicitation were made solely by an invitation to exchange and consent solicitation statement, dated July 31, 2013 (the “Invitation Statement”). The Exchange Offer and Consent Solicitation were made only to holders of CAP Notes that properly completed and returned a holder eligibility letter and that satisfied the criteria therein (the “Eligible Holders”).

Questions regarding the Exchange Offer and the Consent Solicitation should be directed to Bondholder Communications Group, LLC, which was appointed as the information and exchange agent for the Exchange Offer and Consent Solicitation and may be contacted at +1 (212) 809-2663 or +44 (0)20 7382 4580.

Forward-Looking Statements

This release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on Jamaica’s and CAP’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Neither Jamaica nor CAP is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in the Invitation Statement.

JAMAICA HAS FILED A REGISTRATION STATEMENT (FILE NO. 333-178979) (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE EXCHANGE OFFER TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS JAMAICA HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT JAMAICA AND THE EXCHANGE OFFER. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, JAMAICA OR THE INFORMATION AND EXCHANGE AGENT WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-385-2663.

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